UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation            CERTIFICATE PURSUANT TO RULE
(File No. 70-9533)                             24 UNDER THE PUBLIC UTILITY
                                               HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the orders (the Orders) of the Securities and Exchange Commission (the Commission) dated February 14, 2000, January 31, 2001 and December 19, 2001, in the above-referenced file. The Orders directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period October 1, 2001 through December 31, 2001. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1.   SCANA Common Stock sold during the quarter:

     None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

     No new shares of SCANA common stock were issued under such plans. No options to purchase shares of SCANA Common Stock were granted pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 193,368 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to the SCANA Investor Plus Plan and 245,017 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

      None

4.   SCANA guarantees issued during the quarter:

     SCANA renewed its existing $5 million letter of credit to Primesouth, Inc. to support Primesouth's ability to bid on contracts. This renewed letter of credit expires on December 31, 2003.

5. SCANA debt, Utility Subsidiary short-term debt and Public Service Company of North Carolina, Incorporated long-term debt issued during the quarter:

     A.  SCANA debt issuances:

          There was no short-term indebtedness of SCANA outstanding at any time during the period. There was no issuance of long-term debt for SCANA Corporation during the quarter.

B.       Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:
              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $0.75 million to $34.6 million, at interest rates ranging from 1.94% to 2.63%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $114.7 million.

              Public Service Company of North Carolina, Incorporated:
              None

              There was no short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any time during the period.

              South Carolina Generating Company, Inc.:
              None

              There was no short-term indebtedness of South Carolina Generating Company, Inc. outstanding at any time during the period.

C. Public Service Company of North Carolina, Incorporated long-term debt issuances:

         None

6. Utility Subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         See items 5B and 5C above.

7.       Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed November 29, 2001.

8. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter.

         SCANA Consolidated Balance Sheet (Not applicable).

         South Carolina Electric & Gas Company Balance Sheet (Exhibit A).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Not applicable).

         South Carolina Generating Company, Inc. Balance Sheet (Not applicable).

9. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter.

         SCANA Corporation Form S-3/A filed October 19, 2001 (Incorporated by reference to SCANA Corporation File No. 333-68266)

         Public Service Company of North Carolina, Incorporated Form S-3/A filed December 19, 2001 (Incorporated by reference to Public Service Company of North Carolina, Incorporated File No. 333-68516)

                                                               SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                SCANA Corporation
                                   Registrant





               By:     s/Mark R. Cannon
                       ------------------------------------

                       Mark R. Cannon
                       ------------------------------------
                                     (Name)

                       Controller
                        ------------------------------------------
                       (Title)


Dated:  February 28, 2002

                                                                    Exhibit A

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                           CONSOLIDATED BALANCE SHEETS

                                   (UNAUDITED)
-------------------------------------------------------------------------------
December 31, (Millions of dollars)                     2001          2000
-------------------------------------------------------------------------------
Assets
Utility Plant:
    Electric                                          $4,563        $4,453
    Gas                                                  425           409
    Other                                                188           186
-------------------------------------------------------------------------------
        Total                                          5,176         5,048
    Less accumulated depreciation and amortization     1,841         1,720
-------------------------------------------------------------------------------
        Total                                          3,335         3,328
    Construction work in progress                        511           230
    Nuclear fuel, net of accumulated amortization         45            57
-------------------------------------------------------------------------------
        Utility Plant, Net                             3,891         3,615
-------------------------------------------------------------------------------

Nonutility Property and Investments, Net                  24            21
-------------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                        78            60
    Receivables                                          216           287
    Inventories (At average cost):
        Fuel                                              39            21
        Materials and supplies                            48            46
        Emission allowances                               13            20
    Prepayments                                            6             5
-------------------------------------------------------------------------------
        Total Current Assets                             400           439
-------------------------------------------------------------------------------

Deferred Debits:
    Environmental                                         24            20
    Nuclear plant decommissioning fund                    79            72
    Pension asset, net                                   239           196
    Other regulatory assets                              193           191
    Other                                                112           117
-------------------------------------------------------------------------------
        Total Deferred Debits                            647           596
-------------------------------------------------------------------------------
            Total                                     $4,962        $4,671
===============================================================================

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                           CONSOLIDATED BALANCE SHEETS

                                   (UNAUDITED)
   -----------------------------------------------------------------------------
   December 31, (Millions of dollars)                 2001         2000
   -----------------------------------------------------------------------------
   Capitalization and Liabilities
   Stockholders' Investment:
       Common equity                                 $1,750       $1,657
       Preferred stock (Not subject to
         purchase or sinking funds)                     106          106
   -----------------------------------------------------------------------------
           Total Stockholders' Investment             1,856        1,763
   Preferred Stock, net (Subject to purchase
     or sinking funds)                                   10           10
   Company-Obligated Mandatorily Redeemable
     Preferred Securities of the
     Company's Subsidiary Trust, SCE&G
     Trust I, holding solely $50 million
     principal amount of the 7.55%
     Junior Subordinated Debentures of
     SCE&G, due 2027                                     50           50
   Long-Term Debt, net                                1,412        1,267
   -----------------------------------------------------------------------------
           Total Capitalization                       3,328        3,090
   -----------------------------------------------------------------------------

   Current Liabilities:
       Short-term borrowings                            165          188
       Current portion of long-term debt                 28           28
       Accounts payable                                  99          103
       Accounts payable - affiliated companies           78           58
       Customer deposits                                 19           17
       Taxes accrued                                     80           51
       Interest accrued                                  27           22
       Dividends declared                                42           44
       Deferred income taxes, net                        12           20
       Other                                              8           10
   -----------------------------------------------------------------------------
          Total Current Liabilities                     558          541
   -----------------------------------------------------------------------------

   Deferred Credits:
       Deferred income taxes, net                       599          584
       Deferred investment tax credits                  109          109
       Reserve for nuclear plant decommissioning         79           72
       Postretirement benefits                          122          113
       Regulatory liabilities                            81           65
       Other                                             86           97
   -----------------------------------------------------------------------------
           Total Deferred Credits                     1,076        1,040
   -----------------------------------------------------------------------------

   Commitments and Contingencies                          -            -
   -----------------------------------------------------------------------------

              Total                                  $4,962       $4,671
   =============================================================================